July 8, 2015

VIA EDGAR AND FEDEX

Mr. Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:           CPI Holdings I, Inc.

Draft Registration Statement on Form S-1 Submitted May 14, 2015

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 21, 2015

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 8, 2015
CIK No. 0001641614

Dear Mr. King:

On behalf of CPI Holdings I, Inc. (the “Company”), enclosed for your review is Amendment No. 2 (“Amendment No. 2”) to the Company’s Draft Registration Statement on Form S-1 (Registration No. 377-01020) (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on May 14, 2015 and amended by Amendment No. 1 to the Company’s Registration Statement confidentially submitted with the Commission on May 21, 2015. An electronic version of Amendment No. 2 has been confidentially submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated June 10, 2015, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Additionally, the Company advises the Staff that, to satisfy requirements of the British Columbia Securities Commission, it has included in Amendment No. 2 audited financial statements of the Company as of and for the year ended December 31, 2012, and audited financial statements of EFT Source, Inc. as of and for the years ended December 31, 2013 and 2012, and unaudited financial statements of EFT Source, Inc. for the period from January 1, 2013 to September 2, 2013.

General

Comment No. 1

Please update the financial statements included in the filing in compliance with Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period completed of March 31, 2015.  Additionally, please update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, dilution, pro forma information, and MD&A.

Response:

The Company has included financial statements as of and for the three months ended March 31, 2015 in Amendment No. 2 and has updated the applicable sections of the filing accordingly.

Comment No. 2

We note your acquisition of EFT Source, Inc. and its financial statements as of and for the period ended September 2, 2014.  Please provide us with your analysis under Rule 3-05 of Regulation S-X and SAB Topic 1(J) as it pertains to the acquisition and tell us whether all required financial information has been adequately provided in the registration statement or revise your next amendment accordingly.

Response:

In connection with the filing of the Registration Statement on May 14, 2015, the Company measured the significance of the acquisition of EFT Source, Inc. (“EFT”) pursuant to the three tests required under Rule 3-05 of Regulation S-X: the asset test; the investment test; and the income test.  Each test was performed based on financial data as of and for the year ended December 31, 2013, and the asset test resulted in 9.8%; the investment test resulted in 36.5%; and the income test resulted in 28.0%.  Because the greatest level of significance with respect to the EFT acquisition was 36.5%, the Company was only required to present one year of historical financial statements for EFT under Rule 3-05.

As reflected in revisions to the Company’s audited financial statements beginning on page F-3, the Company has made immaterial error corrections to the Company’s balance sheets as of December 31, 2014 and 2013, and to the statements of operations and comprehensive income for the years ended December 31, 2014 and 2013.  The Company determined that the consolidated financial statements for the years then ended incorrectly included a customer relationship intangible asset and related amortization of the intangible asset which should have been impaired prior to 2012.

As a result of the correction, there was a decrease for 2014 in intangible assets (net) and deferred income taxes in the consolidated balance sheet of $16.5 million and $5.9 million, respectively.  In addition, in 2014, there was a decrease in depreciation and amortization expense associated with cost of sales and an increase in the provision for income taxes in the consolidated statements of income of $1.4 million and $0.5 million, respectively.  Further, as a result of the correction, there was a decrease for 2013 in intangible assets (net) and deferred income taxes in the consolidated balance sheet of $17.9 million and $6.4 million, respectively.  In addition, in 2013, there was a decrease in depreciation and amortization expense associated with cost of sales and an increase in the provision for income taxes in the consolidated statements of income of $1.4 million and $0.5 million, respectively. The Company has reflected these corrections in its consolidated financial statements for the years ended December 31, 2014 and 2013 in Amendment No. 2.

In light of this correction, the Company has performed the significance tests under Rule 3-05 again, and the results are set forth below:

Investment Test

Investment in EFT	$68.9 million
CPI Holdings Total Assets (December 31, 2013)	$171.9 million
Percentage of Total Assets	40.1%

Asset Test

EFT Total Assets (December 31, 2013)	$18.5 million
CPI Holdings Total Assets (December 31, 2013)	$171.9 million
Percentage of Total Assets	10.8%

Income Test

EFT Income from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle (Year Ended December 31, 2013)	$4.7 million
CPI Holdings Income from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle (Year Ended December 31, 2013)	$18.2 million
Percentage of Income from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle	25.8%

Based upon the revised significance testing, the Company has determined that two years of audited financial statements of EFT are required to be presented in the Registration Statement.  The Company has included in Amendment No. 2 the financial statements of EFT for the years ended December 31, 2013 and 2012.

Comment No. 3

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

Prospectus Summary

Our Business, page 1

Comment No. 4

Please include your net income and related margin as the comparable GAAP measure wherever the non-GAAP measures “adjusted EBITDA,” “pro forma adjusted EBITDA” and related margin and other profitability measures are disclosed to balance your profitability discussions.  Please make similar changes throughout the filing.

Response:

The Company has revised its disclosures on pages 2, 55 and 92 to present net income from continuing operations and the related margin as the comparable GAAP measure when adjusted EBITDA, pro forma adjusted EBITDA and the related margins are disclosed.

Comment No. 5

Please revise your disclosure on page 2 to reflect that you are closing, or have closed, the Petersfield facility in the United Kingdom and make conforming revisions, as necessary, throughout the prospectus (see, e.g., the “Overview” disclosures on pages 53 and 82).

Response:

The Company has nearly completed the process of closing the Petersfield facility in the United Kingdom and expects to complete the closing in July 2015.  As of the date of Amendment No. 2, the operations of the Petersfield facility have been substantially curtailed, and the facility is no longer actively producing Financial Payment Cards.  Accordingly, the Company has revised its disclosure on pages 2, 55 and 92 to reflect that its operations consist of two facilities in the United Kingdom.  The Company discloses the impending closure on pages 56, 102 and 118 and undertakes to update such disclosure in future amendments to the Registration Statement as applicable.

EMV Conversion in the United States, page 2

Comment No. 6

Please disclose the average selling price of the EMV cards and the average selling price of the magnetic stripe cards that the EMV cards are replacing.

Response:

The Company has revised its disclosure on pages 2 and 88 to disclose the average selling price of magnetic stripe and EMV cards.

Our Market, page 3

Comment No. 7

We note your disclosure that consumer payments have shifted over the last several decades from paper-based media to card-based media and electronic methods, and we further note your belief that the long-term trend of card-based payments replacing cash and checks will continue.  Please balance your disclosure by addressing whether you have any beliefs or expectations with regard to electronic payment method trends.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 83.

Risks Associated with our Business, page 9

Comment No. 8

Please add to this list the risks associated with your indebtedness.  In this regard, we note on page 14 that your total long-term debt stood at approximately $179 million as of December 31, 2014.  Please make conforming revisions, as necessary, to your risk factor disclosure beginning on page 17.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 21, 22 and 41 to include risks associated with the Company’s indebtedness.

Comment No. 9

Please tell us what consideration you gave to including in this list the risks associated with technological obsolesce due to new or developing technologies, such as electronic payment methods.

Response:

The Company has revised its disclosure on pages 9, 18 and 40 to clarify its intent to disclose the risks associated with technological obsolescence due to new or developing technologies.  In determining to include this risk in the list on pages 9 and 40, the Company primarily considered the fact that in recent years, several mobile payments technologies have been introduced to the market and, if successful, these payment technologies could be an alternative to the physical card which would reduce demand for the Company’s products and services.

Preferred Stock Redemption, page 9

Comment No. 10

Please revise your disclosure to clarify that the company will be liable for the debt incurred in order to make the preferred stock redemption payment to the preferred stock holders and that proceeds from the IPO will be used to satisfy such debt.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 9 to clarify that the Company will be liable for the debt incurred in order to make the preferred stock redemption payment to the preferred stockholders and that proceeds from the IPO will be used to satisfy such debt.

Risk Factors

If we fail to introduce new technology solutions and products in a timely manner, our technology solutions and products could become obsolete or irrelevant, which could adversely affect our business, page 17

Comment No. 11

Please expand your disclosure regarding the risks associated with the rise in the adoption in wireless payment systems and mobile payments.  In doing so, please address your experience to date and why wireless payment systems and mobile payments could make physical cards less attractive as a method of payment.  In this regard we note your disclosures about mobile payment products on pages 80 and 81.

Response:

The Company has expanded its disclosure on page 18 with respect to the risks associated with the rise in the adoption in wireless payment systems and mobile payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013, page 61

Comment No. 12

From pages 2 and 3, we note that EMV cards may sell for five to ten times the average selling price of the magnetic strip cards and Dual-Interface EMV cards typically sell at a significantly higher price point than Contact EMV cards.  Please expand in your next amendment to quantify and discuss the underlying drivers behind the changes in sales in greater details (e.g. average selling price, volume and/or mix).

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 68 and has included the corresponding information on page 63 for the three months ended March 31, 2015 and 2014.

Liquidity and Capital Resources, page 65

Comment No. 13

We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in net income and a non-cash expense.  Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each.  Your discussion should focus on factors that directly affect cash, and not merely refer to net income, which is recorded on an accrual basis.  Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:

In response to the Staff’s comment, the Company has expanded its discussion of operating cash flows on page 73.

Comment No. 14

Please address your intention to redeem the Series A Preferred Stock and the impact of such redemption on your liquidity and capital resources.

Response:

The Company has revised its disclosure on page 73 to address its intention to redeem the Series A Preferred Stock and the impact of such redemption on the Company’s liquidity and capital resources.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

Comment No. 15

You recorded a debt expense credit of 100,000 in 2014 compared to a bad debt expense of $650,000 in 2013.  Your bad debt expense decreased despite a 308% increase in the write-offs of your accounts receivable from $320,000 in 2013 to $986,000 in 2014.  In addition, your accounts receivable allowance decreased from $1.4 million or 4.3% of your accounts receivable in 2013 to $272,000 or .6% of your accounts receivable in 2014.  Your bad debt expense and your allowance for bad debts decreased despite an increase in your accounts receivable days outstanding from 58 days in 2013 to 61 days in 2014.  Please discuss in the next amendment the reasons for your decrease in bad debt expense and your allowance for bad debts despite an increase in accounts receivable written-off and increase in the number of days your accounts receivable were outstanding.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 75.

Impairment Assessments of Goodwill and Long-Lived Assets, page 68

Comment No. 16

Your customer relationship assets comprised 22% of total assets at December 31, 2014.  You disclose on page F-15 that customer relationships are amortized over weighted- average useful lives of 20 years.  Based on this and other disclosures it appears that you are amortizing your customer relationships intangible assets on a straight-line basis.  Please disclose in the next amendment your amortization method for definite-lived intangible asset and if you use a straight-line method tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for your customer relationships.  In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group and whether you revise accounting estimates on a timely basis when adverse trends develop.  Please refer to paragraphs ASC 350-30-35-6 and ASC 350-30-35-9.

Response:

The Company evaluated the application of the straight-line method and an accelerated method based on estimated cash flows and, considering the average-useful lives of the assets, the difference in amortization for the methods was not significant. As such, the Company has used the straight line amortization method for the customer relationship intangible assets as allowed under ASC 350.

The Company has experienced very little customer attrition in its U.S. Debit and Credit segment for which 91.4% of the customer intangible assets are attributable (net book value as of December 31, 2014).  For the period beginning January 1, 2008 through December 31, 2014, the Company estimates that its annual customer attrition rate has been less than 3.0%, which is below the estimated attrition rate that it has used in valuing its customer intangible assets.  The Company’s primary control is to monitor customer attrition levels, which its management does regularly on an informal basis.  If adverse trends were to develop that resulted in increased customer attrition rates for a material customer group, it would compare the actual and estimated attrition for each material customer group and determine whether revised accounting estimates are required.

The Company has revised its disclosure on page F-10 to disclose its use of the straight-line method for amortization of definite-lived intangible assets.

Executive Compensation, page 102

Comment No. 17

Please disclose the material terms of the awards to your named executive officers in 2014 under your incentive compensation program, as well as on the special bonus paid to Mr. Montross, including in each case as applicable a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule.  Please refer to Item 402(o) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 111.

Principal and Selling Shareholder, page 112

Comment No. 18

Please identify the natural person or persons who exercise sole or shared voting and or dispositive powers over the securities held by the Tricor funds.  Please refer to Regulation S-K Compliance and Disclosure Interpretation 240.04, which is available on our website, for more information.

Response:

The Company has revised its disclosure on page 122 to identify the natural persons who exercise shared voting and dispositive powers over the securities held by the Tricor funds.

Comment No. 19

Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealer.  If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services.  If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities.  If not, you must indicate that such selling security holder is an underwriter.

Response:

The selling stockholders for the offering have not yet been identified.  The Company undertakes to obtain information from each of the selling stockholders with respect to its status as a broker-dealer or affiliate thereof and undertakes to include, if applicable, the required disclosure with respect thereto in a subsequent amendment to the Registration Statement.

Comment No. 20

Please revise the table to include all shares beneficially owned by your directors and named executive officers pursuant to Item 403(b) of Regulation S-K.  In this regard, we note that footnote two indicates that shares that are beneficially owned have been excluded from the table.

Response:

The Company has revised its disclosure on page 122 to include all shares beneficially owned by its directors and named executive officers.

*                 *                *

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-6061.

Respectfully Submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc:                                Steven Montross

Steven J. Gavin

Andrew J. McDonough

Nicholas Peters